EXHIBIT 99.1

Date: May 6, 2026
To: All Canadian Securities Regulatory Authorities
Subject: ORION DIGITAL CORP.
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 11, 2026
Record Date for Voting (if applicable) :	May 11, 2026
Beneficial Ownership Determination Date :	May 11, 2026
Meeting Date :	June 23, 2026
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	68627G104	CA68627G1046